JPMorgan Trust III

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

March 27, 2014

Catherine C. Gordon

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust III (the “Trust”) and JPMorgan Multi-Manager Alternatives
Fund (the “Fund”); File Nos. 333-192502; 811-22915

Dear Ms. Gordon:

This letter is in response to our phone conversations and the comments provided for the JPMorgan Multi-Manager Alternatives Fund (the “Fund”). Below, we describe the Staff’s comment and provide our response.

COMMENTS

1.	Comment: The Prospectus states that the Fund will gain exposure to commodity markets by investing in JPM MMAC Holdings Ltd, a wholly owned subsidiary of the Fund organized under the laws of the Cayman Islands (the “Subsidiary”). Please confirm that the Subsidiary’s board of directors will sign the Fund’s registration statement.

Response: We confirm that at least a majority of the Subsidiary’s board of directors will sign the Fund’s registration statement.

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The undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-2085 or Carmine Lekstutis at (212) 648-0919.

Sincerely,

/s/ John Fitzgerald                _

John Fitzgerald

Assistant Secretary

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